

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2010

Benjamin Cherniak
President & Director
Online Disruptive Technologies, Inc.
3120 S. Durango Dr., Suite 305
Las Vegas, NV 89117

> **Re: Online Disruptive Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 15, 2010**
> **File No. 333-168698**

Dear Mr. Cherniak:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please clarify that this registration statement constitutes the initial public offering of Online Disruptive Technologies' common stock.

2.   Please clarify the nature of the public markets that you are referring to here, and elsewhere in your filing, in your statement that the shares will be offered at a fixed price of $.01 per share by selling shareholders until shares of your common stock are quoted on the OTC Bulletin Board, or listed for trading or quoted on "any other public market." Refer to Instruction 3 to Item 501(b)(4) of Regulation S-K.

3.   Further, explain clearly that in a best efforts, no minimum offering such as the one you are registering, there is no requirement that you sell a specified number of shares before the proceeds of the offering become available for your use; that there are no provisions for the return of funds to investors if only a nominal amount of shares are sold in the offering; and that you may receive only minimal proceeds from the offering.

Prospectus Summary

Our Business, page 4

4.   You state that your website will have many different components and then proceed to list certain features of the website. Please revise to clarify the address or addresses of the website(s) the company operates or intends to operate. Further, please clarify in your prospectus summary and elsewhere in the prospectus as appropriate the operational status and current functions of your website(s), as your risk factor caption on page 7 states that you have not developed your website, however, your business description on page 18 states that you have commenced the development of your flagship social networking website.

Risk Factors

General

5.   Please tell us what consideration you have given to addressing potential risks associated with website users' privacy concerns and how you intend to regulate the potential abuse, misappropriation or libelous effects of information posted on your website by third-party users.

"If we are unable to obtain financing in the amounts and on terms and dates acceptable to us…," page 7

6.   Please explain in more detail your statement that in the foreseeable future, you intend to fund your operations and capital expenditures from limited cash flow and cash on hand, given that you have not generated any revenues to date. Provide a reasonably detailed explanation of the material assumptions on which it is based. Please state the minimum period of time that you will be able to conduct planned operations using currently-available capital resources. To the extent that a deficiency in capital resources is perceived, consider revising your risk factor to alert investors to the minimum additional capital expected to be necessary to fund the planned operations for the 12-month period.

"We may be unable to generate significant advertising or sponsorship revenues," page 7

7.   Please provide us with supporting documentation for your statement that you expect to derive a significant portion of your revenues from advertising and sponsorship on your relationshipscoreboard.com website, considering you have not yet generated any revenues to date. You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite in the registration statement. In this regard, we note that you have included similar language elsewhere in your filing.

Use of Proceeds, page 11

8.   The use of proceeds disclosure is based on the assumption that you will sell all of the shares offered pursuant to the registration statement. Please expand this disclosure to indicate how the use of proceeds may change depending on the number of shares sold in the offering. Refer to Instruction 1 to Item 504 of Regulation S-K. In this regard, disclose how you intend to allocate the remaining funds, if any, assuming only 25%, 50% or 75% of the shares are sold. In addition, provide a more detailed discussion of the extent to which you will be able to implement your business plan and describe the individual stages of the plan that you will be able to complete if only 25%, 50% or 75% of the shares are sold.

9.   Please advise if you intend to use any of the offering proceeds to repay any indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K.

Dilution, page 13

10.   The dilution disclosure is based on the assumption that you will sell all of the shares offered pursuant to the registration statement. In this regard, revise to also provide dilution information assuming 25%, 50%, and 75% of the shares are sold in this offering.

Plan of Distribution, page 14

11.   You state that you are offering six million shares of common stock on a self-underwritten, best-efforts basis, with no minimum number of shares required. However, on the cover page of your prospectus, you state that there is a minimum share purchase requirement of 5,000 shares for individual investors. Please reconcile these seemingly conflicting statements or advise.

Description of Business

Corporate History, page 18

12.   Please describe further the business purpose for your acquisition of Relationshipscoreboard.com Entertainment. In this regard, tell us why Online Disruptive issued 16.0 million shares of their authorized common stock to acquire a development stage company that was incorporated on the same date as they were, November 16, 2010. Also, tell us and disclose whether this acquisition involved any related party interests.

Online Store, page 23

13.   We note that you intend to provide users the option of purchasing merchandise through your website. Please expand your disclosure to clarify whether you intend to use third-party suppliers to procure the merchandise, if and how you intend to store inventory, and

any other material information to help investors better understand your principal products you intend to offer.

Target Market, page 23

14.   We note references to industry data provided by google.com. With respect to every third-party statement in your registration statement, please provide us with the relevant portions of the data sources that you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your registration statement.

Marketing Strategy, page 24

15.   Please provide us with supporting documentation for the following statements:
- "the link to RS.com will be visible on each of these extremely popular websites and as a result of this, word of mouth will ultimately help the site gain in popularity," on page 24;
- "RS.com will subscribe to Google's Ad Sense, which, upon building a customer base, will result in almost immediate ad revenues," on page 25; and
- "Sales at RS.com's online store will be modest at first, but once the site has reached a level of popularity and become part of mainstream pop culture, merchandise sales are expected to grow," on page 25.

Domain Name, page 26

16.   Considering your website is currently under construction, please update your disclosures on page 26, which indicate that your website is expected to be operational in September 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 66

17.   Please provide a detailed description of the actions and timing of your planned operations over the next 12 months toward the development, completion and execution of your business plan. Explain how long it will take to complete development of your website, when you expect to begin offering services and when you expect to begin generating revenue.

Liquidity and Capital Resources, page 67

18.   Revise this section to state the minimum period of time that you will be able to conduct planned operations using currently available capital resources. Include a discussion of the material costs associated with becoming a publicly reporting company and how you

intend to pay for such expenses. If you will have insufficient capital to meet your operating requirements for the next 12 months, quantify the anticipated costs and amount of additional capital that will be needed to fund your projected operations for that time period and discuss your plans for acquiring this capital. Your discussion should address the impact on your liquidity of receiving proceeds in this offering at varying levels, e.g., 25%, 50%, 75% and 100% of the shares being sold.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 67

19.   Revise to include a letter from your former accountants (filed as Exhibit 16) indicating whether they agree or disagree with your statements on page 67 regarding the changes in and disagreements with accountants on accounting and financial disclosures. We refer you to Item 11(i) of Form S-1 and Item 304(a)(3) of Regulation S-X.

Directors and Executive Officers

Benjamin Cherniak Director, President, Secretary and Treasurer, page 68

20.   Please disclose the names of the executive recruiting firms for which Mr. Cherniak worked from 2003 to 2007. Refer to Item 401(e) of Regulation S-K.

Potential Conflicts of Interest, page 69

21.   Although you state that you are not aware of any other conflicts of interest with your sole director and officer, we note from the biographical information pertaining to Mr. Cherniak on page 68 that he is a director for Big Stick Media Corporation, which owns and operates sports media assets including websites. We further note the risk factor disclosure on page 8 that Mr. Cherniak may face potential conflicts of interest due to his involvement in other business entities. Please explain more clearly, here and in your risk factor, the nature and extent of these potential conflicts of interest. For example, revise your disclosure to identify specifically the other entities with which Mr. Cherniak is currently involved that present a reasonable likelihood of the conflicts you reference. For each such other entity, discuss the priority and preference that it has in relation to Online Disruptive Technologies with respect to the presentation of business opportunities.

Transactions with Related Persons, Promoters and Certain Control Persons and Corporate Governance, page 71

22.   In Note 4 to the financial statements on page 39, you refer to two loans payable to shareholders of the company. Please provide materially complete descriptions of the terms of these loans, including the names of the shareholders involved. Refer to paragraphs (a)(5) and (d)(1) of Item 404 of Regulation S-K.

Where You Can Find Additional Information, page 72

23.   It appears that you do not intend to register your common stock under Section 12(g) of the Exchange Act. Accordingly, consider revising your disclosure here, and in your risk factor disclosure, to inform investors that you will only be required to comply with the limited periodic reporting obligations required by Section 13(a) of the Exchange Act, and that you are not a fully reporting company. Inform potential investors that as a filer subject to Section 15(d) of the Exchange Act, you will not be required to prepare proxy or information statements; that your common stock will not be subject to the protection of the going private regulations; that you will be subject to only limited portions of the tender offer rules; that your officers, directors, and more than ten percent shareholders will not file beneficial ownership reports about their holdings in your company; that these persons will not be subject to the short-swing profit recovery provisions of the Exchange Act; and that more than five percent holders of classes of your equity securities will not be required to report information about their ownership positions in the securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Stephani Bouvet at (202) 551-3545 or me at (202) 551-3456 with any other questions.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via facsimile to: (604) 687-6314
        Bernard Pinksky
        Clark Wilson LLP